Filed by CBOT Holdings, Inc. Subject Company — CBOT Holdings, Inc. Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-72184

The following are the prepared remarks of the Chairman of the Board of the CBOT delivered at the annual meeting of the members of the CBOT on February 26, 2004.

Chicago Board of Trade Annual Meeting

Charlie Carey Remarks

Thursday, February 26, 2004

I hereby call to order the 2003 Annual Meeting of the Chicago Board of Trade. If there is no objection, the minutes of the last meeting are approved as written. Also, if there is no objection, the Board of Directors and officers’ actions since the 2002 Annual Meeting stand as approved.

Thank you all for taking the time to attend today’s meeting, either in person or via MemberNet.

I want to thank outgoing Board members Walt Weissman and Ron Young for their contributions, service and dedication to the CBOT. For the first time in more than 15 years, the slate selected by the Nominating Committee is running unopposed. It is a privilege to welcome Brent Coan and Jim Donaldson to our Board of Directors, and I look forward to working with them both.

When you elected me Chairman one year ago, I made a lot of promises. I said it was a top priority for me to insure a smooth transition to our new electronic trading platform. I told you that the CBOT would implement a solution to many of your concerns about our clearing process. I also said that I would work on moving forward with our restructuring process. Finally, I said that together, we would create an even more

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aggressive, streamlined CBOT that was ready to take on the competition and win. Today, I am here to say that I have delivered all of those promises to you.

The exchange did have a seamless migration to our new platform powered by LIFFE CONNECT®. Working with the Chicago Mercantile Exchange, we implemented the Common Clearing Link, which has enabled our market users to reduce capital committed to securing their clearing obligations by about $1.7 billion. And after months of negotiations, we have worked out a settlement in the lawsuit brought by certain exchange members. The final court approval of the settlement will permit us to pursue our restructuring plan.

My goals in 2003 were very clear: I wanted to grow the exchange and drive value for CBOT members. Through several major accomplishments last year, I believe that together we achieved impressive results.

For many reasons, 2003 was the best year in our history. The CBOT traded more than 454 million contracts last year – up 32 percent from our record year in 2002. Our 2003 financial results were very positive, and our Chief Financial Officer Glen Johnson, will give you more information about the exchange’s earnings in a few minutes.

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CBOT’s Strong Competitive Position

As you are well aware, in recent weeks we have seen new challengers arise within our already highly competitive industry. I say with confidence that the CBOT is prepared to overcome all competition that presents itself. Our 155-year long track record of success, combined with the CBOT’s bold initiatives in 2003, have prepared us well for the challenges we face. I think one thing is clear: the value provided by CBOT’s transparent and open markets should not be underestimated.

That said, we must remember that competition should never be underestimated either. It is for that reason that the CBOT endeavors constantly to create new and innovative ways to improve upon our already superior trading environment.

The initiatives undertaken by the CBOT last year were designed to grow our business and add value to your investment in our great exchange. And thanks to your support, those efforts have reaped impressive results. In order to emerge victorious from any challenge, the CBOT must bring to the market the best product possible. I believe that we have the blueprint for success.

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New Electronic Platform/Common Clearing Link

By far the most ambitious project for the exchange last year, and possibly one of the most ambitious in our entire history, was the simultaneous implementation of our new electronic trading platform and the Common Clearing Link. Many of our critics said it couldn’t be done, but they were wrong. I am proud to say that the migration to those two systems was essentially flawless. I believe that the CBOT’s electronic platform is fast and reliable, and its functionality is unmatched by any other electronic trading system currently available in the futures industry.

The positive comments from customers have been overwhelming. They have praised the CBOT for freeing up $1.7 billion in capital committed to clearing obligations, as well as for enabling them to realize other synergies within their businesses. In addition, spread credit offsets between CBOT and CME products now reach as high as 85 percent, freeing up additional capital for our market users.

By working closely with CME Chairman Terry Duffy and staff from both exchanges, we were able to accomplish the goal of establishing a standard in clearing for the futures industry. The Link clears approximately 85 percent of all U.S. futures and futures options volume, based on 2002 data.

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Increasing Access to the CBOT

Another major initiative of 2003 was to increase worldwide access to the CBOT’s complete range of products. We intend to maintain the exchange’s position as a global leader, and to that end, the CBOT Board of Directors passed several new rules in 2003 intended to further grow the amount of business conducted worldwide.

Our European permit program has been extremely well received by our intended target, the proprietary trading community abroad. The program is a part of an aggressive approach to increasing our presence throughout Europe, a region we believe has significant untapped potential. The users we are educating about our markets already are responsible for a large amount of volume on European exchanges, and we think that both European prop traders and the CBOT would benefit from their participation in our markets.

As a part of our outreach efforts in Europe, I recently was in London for the opening of our expanded European office, where I personally met with current and prospective CBOT market users. The office is an integral part of our European strategy, as it serves as a central point of distribution of CBOT products in the region. While in London, I had the chance to visit with many of our European traders, customers, and ISVs. They

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congratulated us on our initiatives aimed at opening market access further and told me that they look forward to broadening their participation in the CBOT’s transparent markets.

Another noteworthy action our Board took was approving the passive investor rule, designed to encourage CBOT market participation by an even broader range of users. The exchange now has expanded eligibility for member firm registration and transaction fee treatment, allowing pools, hedge funds, mutual funds, pension funds and investment companies to receive significant savings on their exchange transactions in return for purchasing seats at the CBOT.

The Board also recently passed new pricing for our U.S. Treasury products. This transaction fee schedule will be reviewed by the Board after it is in place for six months. As I said earlier, our Board, along with Bernie Dan, the rest of the management team, and myself, are focused on growing the exchange, in terms of volume, revenues, and our global presence. I believe that the fee reductions are a strategic, necessary measure to make the CBOT an even more formidable competitor.

We already have received appreciative comments about our fee cuts from users in all corners of the world – Dubai, Gibraltar, and Sydney. These are places where the CBOT has not traditionally focused its attention. But

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that has changed, since we began taking a more aggressive approach to growing our business during the last two plus years.

As I mentioned, and as Bernie and Glen will detail for you in a moment, I believe that our financial position is strong. I know that some of you were confused about the announcement that the exchange was levying a one-time operating assessment after the Ceres distribution was paid. Most successful businesses direct capital toward growing those businesses, and the assessment will enable us to continue to make such investments to enhance our overall business model. Simply put, the assessment is a conservative, prudent approach to managing the CBOT’s business.

Your support of our Board has not gone unnoticed. Thanks to you, the approval of Rule 100 has allowed the Board to take action swiftly when necessary and has made the CBOT even more flexible to respond to the needs of our market users.

New Products

Exchange staff also worked very hard last year to develop several new CBOT products. These contracts are designed to tap into the success of existing CBOT products, as well as create markets for new ones. So far, we have announced our German debt futures contracts and launched mini-sized

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Dow futures-options and the Dow Jones U.S. Total Market Index futures contract.

The mini-Dow options contract is our first all electronic options product, and it has done very well in a short time. Since launching two weeks ago, open interest has surpassed 2,000 contracts, and activity has grown rapidly.

Restructuring Update

I would now like to take this time to update you on the status of our restructuring. After months of intense, ongoing negotiations, our Board of Directors approved an agreement that I expect to lead to the final settlement of the lawsuit brought by certain Associate Members and GIM, IDEM and COM membership interest holders regarding equity allocation in a restructured CBOT. While the CBOT was not a defendant in the lawsuit, the exchange is seeking to intervene in the litigation and gain court approval of a settlement to put this issue behind us. This agreement positions us even closer to finalizing our restructuring process, but the final decision on the settlement is ultimately up to the Court.

Demutualization will allow the CBOT to issue shares to members and I believe positions the CBOT to drive greater value for us. Additionally,

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I believe that a for-profit CBOT will further improve our solid competitive stance by giving us increased flexibility.

Goals/Outlook for 2004

While in 2003 we surpassed every past annual volume record in CBOT’s history, I think that the best is yet to come. I believe that we can beat last year’s record of 454 million contracts:

•	In the past year, the price paid for a full seat at the exchange has risen more than 70 percent to $600,000.

•	We are experiencing tremendous growth in all CBOT products:

•	Volume in our agricultural futures products is up 46 percent and options activity is up 84 percent year to date.

•	And volume in our financial futures is up 44 percent and options up 51 percent year to date.

•	Equities product volume is up 63 percent across-the-board.

I believe that our current product mix is likely to meet greater demand in the future. For example, the Bond Market Association’s Economic Advisory Council looks for the U.S. federal deficit to increase by almost 30 percent in 2004. If so, this should fuel higher CBOT trading volume: Intensified borrowing by the U.S. Treasury means heavier underwriting flows, which should boost demand for the depth and liquidity of CBOT’s U.S. interest rate futures and options.

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As for our commodity products, we have seen a renewed interest in companies opening up operations on the grain floor. Global demand for grains is surpassing production potential, a factor that is likely to increase activity in several CBOT products.

One of my primary goals in 2004 is to deliver enhanced technology to our open auction markets. We are working closely with the CME to set requirements and dates for implementing alpha numeric code and broker to broker match features. Incorporating these features into our system is a top priority, as they will streamline trading operations, and we expect to move forward with this project in 2004.

The CBOT staff has made great strides in improving our technology. Now it is a matter of delivering that technology to make our open auction markets even more efficient.

Additionally, we expect to roll out SLEDs capability for the grains on March 12. I know how important this functionality is to you, and I have appreciated your patience while the exchange worked to deliver it.

Already we have moved closer toward creating a paperless environment on the trading floor – three out of four orders in the grains are endorsed or entered electronically. I would like to see the number of orders electronically routed to the pit increase even further.

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The bold steps we took in 2003 to shape the CBOT as an even more formidable competitor have already continued into 2004. Last week, I traveled to Brazil to meet with several key companies involved in the soybean market, as well as officials from banks and the BM&F Exchange, the largest futures exchange in Brazil. We at the CBOT are always interested in increasing our presence globally, and I believe there may be opportunities for further cooperation between the South American soybean market and the CBOT.

It has been an honor and a pleasure to serve as CBOT Chairman during such an exciting time for our industry. As I said initially in 2003, my goal was to grow this exchange and drive value for you, our members. That priority has not changed – in fact, I am more committed now than ever to that crucial goal. And with your ongoing support, I believe that together we can continue our great exchange’s solid track record of success.

Thank you, I would now like to introduce your President and CEO, Bernie Dan.

While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of the City of Chicago, Inc. (CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC’s web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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The following are the prepared remarks of the President and Chief Executive Officer of the CBOT delivered at the annual meeting of the members of the CBOT on February 26, 2004.

Chicago Board of Trade Annual Meeting

Bernard Dan Remarks

Thursday, February 26, 2004

Thanks Charlie. I agree that this last year was an extremely exciting one for the CBOT. We made several decisions that in effect changed the very landscape of futures trading, and our decisions have created a higher standard within the industry at-large. The centerpiece of these changes was the migration to our new electronic trading platform and the implementation of the Common Clearing Link. Both systems have already helped to create an even more competitive CBOT, because our new platform and clearing solution directly responded to customer needs.

I believe that the new platform has greater functionality and is faster than any other system in use. With our T-1 connections, the CBOT’s new electronic platform is 2400 percent faster than it was with the 64-K lines the previous system employs.

I don’t need to explain to you the significance of our platform’s dynamic price quoting capability, a feature that has tremendous value for our system’s users. Rather than providing an incomplete snapshot of the market every couple of seconds, the CBOT’s electronic platform allows us to bring

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you real time, streaming prices. Our customers see every single bid and offer that is out there, rather than just a sampling of them.

Frankly, the difference between our platform and others currently in use is a classic case of old versus new. Our electronic platform features open architecture, which enables us to add to and enhance the system as customer demand evolves and as the marketplace continues to grow. Old technology is more difficult to adapt, particularly when our dynamic industry is changing so rapidly.

Not surprisingly, we have we received rave reviews from our electronic platform’s users. In addition, volume statistics indicate an overwhelming endorsement of the system, and I would like to share a few of those numbers with you:

•	Within the first month of the new platform’s full implementation, the CBOT had two of our top ten best electronic volume days in exchange history.

•	Year-to-date average daily volume on our electronic platform is more than a million contracts, up nearly 60 percent from last year’s record levels when the CBOT was using its former technology provider.

As Charlie detailed, our customers have also been very positive about our alliance with the Chicago Mercantile Exchange. The CBOT’s clearing solution is one of the most efficient in the world, and our customers place tremendous value on the synergies the link has delivered.

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It is no secret that the CBOT is facing competition out of Germany, but so far, we have seen no impact on our volume. In fact, volume in our U.S. Treasury complex has skyrocketed this year: Average daily turnover is up 45 percent year-to-date, with an average of 1.6 million contracts changing hands every day at the CBOT.

Our customers trade the CBOT’s U.S. Treasury products because they know exactly what they are going to get – the world’s most liquid markets in those contracts. The CBOT’s markets feature the tightest possible bid-ask spread, and our customers depend on the ability to easily enter and exit positions. The results to date are quite clear: Market users value the openness, transparency and the integrity associated with the CBOT marketplace.

In a desperate bid to steal some of the CBOT’s highly valued liquidity, our German competition reduced exchange transaction fees its first week of operation. It is my belief that this reactive decision signals a management team who underestimated the challenge of competing with the CBOT and our superior market model.

To begin with, there is more to the “cost of trading” than exchange transaction fees. Liquidity is the key to determining the ultimate cost of a

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transaction, and we all know that CBOT’s markets are among the world’s most liquid.

The CBOT offers highly competitive transaction fees and provides a trading environment with attributes unavailable elsewhere – including full transparency, true price discovery, cutting-edge technology and innovative products designed to meet our customers’ needs. Those attributes give CBOT the edge over the competition and will allow the CBOT to overcome challenges from those who mistakenly believe they can win liquidity simply by slashing prices or catering a market model to a few select users.

We offer something that the competition does not; all CBOT market users have the opportunity to compete, in the open, for any bid or offer posted. Trading of our U.S. Treasury products is conducted in a transparent environment for all to see – no ghost ticks, no netting of prices, no payment for order flow, no conflicts of interests, no opaque market practices.

Aiding our efforts to bring you a transparent marketplace is the CBOT’s superior electronic trading platform. Our platform is the first system able to handle complicated futures, options and combination orders in a fully electronic, and transparent, environment. CBOT customers value this clarity and have confidence in the fact that they are not going to get

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blindsided by market fluctuations sparked by back-room deals reported to the exchange hours, or even a day, later.

The primary function of the CBOT, or any marketplace, is to gather a deep pool of liquidity, to provide a forum for price discovery, and to distribute those prices. Internalization – and other practices such as payment for order flow and the “call around” market employed by other exchanges – are completely incompatible with the very reason exchanges exist, because they cripple price discovery and distribution. Because they contradict our mission, the CBOT does not allow internalization and adamantly opposes it and related practices.

In addition to the transparency, new technology, and superior systems the CBOT provides, the exchange is focused on offering you and our customers the very best trading tools necessary to succeed. To that end, the CBOT has directed considerable effort toward the creation of new products. As Charlie mentioned, we recently launched in February options on the mini-sized Dow futures and futures on the Dow Jones Total Market Index, and we plan on introducing several other new products this year, including futures on German debt.

At the CBOT, innovation has fostered success; we are committed to developing new products and programs that meet and/or exceed the needs of

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our customers and members. We currently face competition that seeks to simply imitate our success, but if past history is any indication, that is a recipe for failure. Without innovation or genuine focus on the broader needs of the market, derivatives exchanges risk stagnation, which is simply unacceptable to futures markets users.

The CBOT made great strides over the last 30 months to provide a market model that is flexible and responsive to the dynamic marketplace. Our value propositions are many: The CBOT offers the world’s most liquid, transparent markets in the products we offer, supported by premier technology. Our markets are easily accessible and transaction fees priced competitively. What is more, we have relied on our track record of innovation to create new products that respond to customer and market demand. While other exchanges base their business model on domination and opaque market practice, ours is based upon cooperation and transparency. While others cater to the needs of a few, we provide an open accessible marketplace that addresses the needs of all users. The CBOT will continue to foster a market model that creates value for all users and I believe this focus will insure long-term success for our exchange.

Thank you for attending today. Now, I am going to turn things over to our CFO Glen Johnson, who will detail our financials for you.

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While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of the City of Chicago, Inc. (CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC’s web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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The following presentation was delivered by the Chief Financial Officer of the CBOT at the annual meeting of the members of the CBOT on February 26, 2004.

Chicago Board of Trade Annual Meeting

Glen Johnson Presentation

Thursday, February 26, 2004

Slide 1

In 2003, 455 million contracts were traded, an average of 1.8 million per day. This was a 32% increase over 2002. Of that amount, 236 million or 52% were traded electronically. The growth in the component of volume that is traded electronically over the past several years is presented graphically on this slide.

Slide 2

And at the end of the day, trading volume is the measure of our financial health. As shown on this slide, 75% of the 2003 revenues came from exchange and clearing fees.

Slide 3

The Board of Trade had income of $31 million compared to $34 million in 2002 and $6 million in 2001. However, 2003 was unusual because a good share of the operating income was distributed to you, the members, as part of your ownership of the Ceres Partnership. Ceres owned the license and rights to electronic trading on the a/c/e platform. The real story is operating income, the amount of income before the share that was allotted to the members through Ceres. That amount was $116 million. Compare that to $58 million in 2002 and $12 million in 2001.

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Slide 4

Revenues for the year were $381.3 million an increase of $73 million or 23.7% from 2002 and $129.6 million or 51.5% from 2001. The increases were predominantly attributed to the increase in trading volume. The resulting exchange fee revenue in 2003 was $285.8 million compared to $205 million in 2002 and $135 million in 2001. Revenues from clearing fees were $1.2 million. These fees were derived from contracts cleared under the CME clearing link that began operations with clearing selected contracts on November 24, 2003. There were no clearing fees in 2002 or 2001.

Revenue from the sale of market data was $55.8 million; $2.5 million or 4% less than 2002 and $10.7 million or 16% less than 2001. The decline is primarily due to the decreased number of devices used to receive market data over the vendor network.

Revenue from building rent was $20 million, $5.2 million or 20% less than 2002 and $4.8 million or 19% less than 2001. The decline is primarily attributable to the loss of revenue from the departure of a major tenant which vacated 215,000 square feet at the end of 2002. Some of this space has been leased but recognition of rent will not commence until 2004.

Revenue from services was $16.1 million, about the same level as 2002 and $1.8 million higher than 2001. In 2003, revenue included one-time charges of $2.6 million for the installation of eCBOT software at member firms. On the other hand, the Board in 2003 did not charge the membership floor efficiency fees as it had in 2002. Revenues from these fees were $2.5 million in 2002.

Other revenue, consisting primarily of fines and interest was $2.4 million. The decline represents a decrease in the level of fines assessed.

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Slide 5

Operating expenses were $265.6 million compared to $249.9 million in 2002 and $240.2 million in 2001. This is an increase of 6% from 2002 and 11% from 2001. Making a comparison between the years takes some explanation. There are a number of one-time charges occurring in each year as well as a major cost area that increases with volume.

Salaries and benefits increased 8% from 2002. Average staffing level increased from 655 in 2002 to 700 in 2003. Although this is down from the 900 some employees four years ago, the fact of the matter is that the Board needs employees with a sophisticated knowledge base of technology that understands our trading systems. Despite what you read about the unemployment rate, employees with this specific knowledge are few in number and demand a higher level of compensation. Some employee’s skills may have been needed in the past but do not have the knowledge for the future. That is why there is a line in the expense for severance.

Operations encompass several line items that are detailed in the financial report distributed. This includes the cost of general and administrative, technology, professional services and program costs. This includes $11 million in one-time costs spent in setting up the LIFFE Connect system. General and administrative expenses have increased over the past two years reflecting the strategy the Board has taken to lease most of our computer hardware. Ownership was fine for us at a time when we could use mainframes or personal computers for several years. The fact of the matter is that our dependency on reliable technology in an environment that demands expanding capacity requires that this hardware be turned over at a faster rate. The most economical way to meet this demand is through operating leases. Technology expense includes $33 million in payments to Deutsche Bourse for the operation of the a/c/e system. As I previously mention, we operated two electronic systems for a short period

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in 2003. We look for this category to decrease in 2004 as the operation costs of the LIFFE system will be less.

As for volume based costs, this was mainly the Eurex license agreement in which Eurex was paid a per contract fee for each screen based trade. The total paid to Eurex between the license fee and payments to Deutsche Bourse for operating the system was $57 million. We expect this cost to be significantly reduced under the LIFFE system.

For the most part the building cost increases were in line with inflation. These costs include utilities, cleaning, real estate taxes and insurance.

Interest expense on the notes will continue to decrease as they are paid off. We will have interest expense on a loan from LIFFE that I will mention in a moment.

In 2002 and 2001, we wrote-off the Eurex software when we changed to a license agreement. The patent litigation with eSpeed was also settled in that time frame.

Slide 6

The Board had cash flow from operations of $114.5 million compared to $78.9 million in 2002 and $55.2 million in 2001. Cash flow from operations is primarily net income adjusted from non-cash items, like depreciation and any changes in current assets or liabilities.

Capital expenditures were $47.2 million the majority of which was the capitalized cost relating to the new electronic trading platform and the new clearing link.

Payments on debt were $10.4 million compared to 22.7 million and $13.9 million in 2002 and 2001 respectively.

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Slide 7

The Board reported a $142 million dollar cash balance at the end of the year. Of that amount, $5.5 million was in escrow funds for membership sales. Also included was the amount allocated for the limited partners of Ceres, which leaves an unrestricted balance of $74 million for which to start 2004.

Net current assets after subtracting the funds allocated for the Ceres partners was $52.7 million, at the same level as last year but significantly higher than the $8.9 million in 2001.

Slide 8

The total debt of the Board of Trade at year-end was $69.7 million and included $42.9 million of privately placed notes. These notes require equal annual principal repayments through 2007 of $10.7 million plus interest. The Board also owes $26.9 million to LIFFE, which was used to fund part of the development and implementation of the new electronic trading system. This is a three-year loan that will be paid off in 2006.

Slide 9

In summary it was a good year from the perspective of volume and exchange finances, and in light of all that was accomplished in terms of the changes in electronic trading platform and clearing. We all realize that we cannot dwell on the past. The strides that were made in 2003 will have to be improved upon in 2004 as we meet our competition

We all are aware that this is a critical time for the membership. We are facing competition that is well funded. You will have a decision to make with regard to restructuring…and finances play a very important, key part.

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A copy of the annual report has been filed with the SEC and is available. The annual report includes footnotes, which provides a very detailed review of the financial year. Please feel free to call myself or Jill Harley, your Vice President and Treasurer, if you have questions. Finally, K-1s for the Ceres Partnership will be mailed next week.

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Trading Volume

in thousands

500,000
400,000
300,000
200,000
100,000
0
2000
2001
2002
2003
Floor
Screen

Trading Volume

in thousands

Floor Screen

Revenues

All Other 25%

Exchange and Clearing Fee Revenue 75%

Income Statement

in thousands

2003 2002 2001

Revenues $ 381,302 $ 308,273 $ 251,731

Expenses 265,581 249,952 240,174

Operating Income 115,721 58,321 11,557

Provision for Taxes 22,074 24,010 5,297

Minority interest in

income of Ceres (62,940)

Other (51)

Net Income $30,707 $34,311 $6,209

Revenues

in thousands

2003 2002 2001

Exchange Fees $ 285,815 $ 204,963 $ 134,968

Market Data 55,850 58,258 66,509

Building 20,061 25,239 24,828

Services 16,059 16,554 14,262

Clearing Fees 1,158

Dues 9,027

Other 2,359 3,259 2,137

Total Revenues $ 381,302 $ 308,273 $ 251,731

Operating Expenses

in thousands

2003 2002 2001

Salaries and Benefits $ 64,122 $ 59,315 $ 59,141

Operations 143,869 130,326 131,118

Volume Based Costs 28,573 13,999 2,010

Building 25,042 24,579 22,961

Interest 3,975 4,754 6,734

Loss on impairment of long-lived assets 6,244 15,210

Litigation Settlement 10,735 3,000

Total $ 265,581 $ 249,952 $ 240,174

Cash Flow Summary

in thousands

2003 2002 2001

-Cash from Operations $ 114,467 $ 78,902 $ 55,150

-Cash used for Capital

Expenditures and Investme (47,239) (23,588) (16,306)

-Cash used for Debt Service,

Net of Borrowings (10,352) (22,691) (13,882)

Cash Flow 56,876 32,623 24,962

Beginning Balance 85,790 53,167 28,205

Ending Balance $ 142,666 $ 85,790 $ 53,167

Cash and Working Capital Balance

in thousands

12/31/03 12/31/02 12/31/01

Cash Balance $ 142,666 $ 85,790 $ 53,167

Less: Membership Escrow Funds (5,539) (2,285) (2,336)

Less: Amount due Ceres Limited Partners (62,940) - -

Net Cash Available $ 74,187 $ 83,505 $ 50,831

Net Working Capital after amount due Ceres Limited

Partners $ 52,682 $ 53,406 $ 8,883

Summary of Debt

in thousands

12/31/03 12/31/02 12/31/01

Private Placement Senior Notes $ 42,857 $ 53,571 $ 64,286

LIFFE Financing Agreement 26,853

Secured Note 7,990

Note Payable to Eurex Group 4,446

Total Debt $ 69,710 $ 53,571 $ 76,722

Board of Trade of the

City of Chicago, Inc. and

Subsidiaries

Consolidated Financial Statements for the

Years Ended December 31, 2003 and 2002 and

Independent Auditors’ Report

BOARD OF TRADE OF THE

CITY OF CHICAGO, INC. AND SUBSIDIARIES

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Members of the

Board of Trade of the City of Chicago, Inc.

Chicago, Illinois

We have audited the accompanying consolidated statements of financial condition of the Board of Trade of the City of Chicago, Inc. and its subsidiaries (the “CBOT”) as of December 31, 2003 and 2002, and the related consolidated statements of income, members’ equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the CBOT’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the CBOT as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the CBOT adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities on January 1, 2001.

February 18, 2004

BOARD OF TRADE OF THE CITY OF CHICAGO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2003 AND 2002

(In thousands)

	2003	2002
ASSETS

CURRENT ASSETS:
Cash and cash equivalents:
Unrestricted	$137,127	$83,505
Held under deposit and membership transfers	5,539	2,285

Total cash and cash equivalents	142,666	85,790
Restricted cash	300
Accounts receivable—net of allowance of $4,580 and $3,897 in 2003 and 2002, respectively	33,218	23,960
Income tax receivable	10,781	1,013
Deferred income taxes	2,805	2,711
Prepaid expenses	10,387	1,918

Total current assets	200,157	115,392

PROPERTY AND EQUIPMENT:
Land	34,234	34,234
Buildings and equipment	314,474	309,964
Furnishings and fixtures	174,872	149,458
Computer software and systems	55,528	23,594
Construction in progress	9,368	2,796

Total property and equipment	588,476	520,046
Less accumulated depreciation and amortization	324,024	292,720

Property and equipment—net	264,452	227,326

OTHER ASSETS—Net	19,372	11,479

TOTAL ASSETS	$483,981	$354,197

LIABILITIES AND MEMBERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$27,982	$19,291
Accrued real estate taxes	8,306	8,867
Accrued payroll costs	5,128	5,023
Accrued exchange fee rebates	4,351	2,568
Accrued employee termination	2,575	4,461
Accrued liabilities	10,857	8,621
Funds held for deposit and membership transfers	5,539	2,285
Current portion of long-term debt	19,665	10,714
Other current liabilities	132	156

Total current liabilities	84,535	61,986

LONG-TERM LIABILITIES:
Deferred income tax liabilities	20,230	10,683
Long-term debt	50,045	42,857
Other liabilities	14,948	19,635

Total long-term liabilities	85,223	73,175

Total liabilities	169,758	135,161

COMMITMENTS AND CONTINGENCIES (see Notes 7 and 10)

MINORITY INTEREST	62,940

MEMBERS’ EQUITY:
Members’ equity	251,232	220,163
Accumulated other comprehensive income (loss)	51	(1,127)

Total members’ equity	251,283	219,036

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$483,981	$354,197

See notes to consolidated financial statements.

BOARD OF TRADE OF THE CITY OF CHICAGO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(In thousands)

	2003	2002	2001
REVENUES:
Exchange fees	$285,815	$204,963	$134,968
Market data	55,850	58,258	66,509
Building	20,061	25,239	24,828
Services	16,059	16,554	14,262
Clearing fees	1,158
Dues			9,027
Other	2,359	3,259	2,137

Total revenues	381,302	308,273	251,731

EXPENSES:
Salaries and benefits	64,122	59,315	59,141
Depreciation and amortization	32,869	37,438	44,228
Professional services	28,155	30,716	20,013
General and administrative expenses	18,455	11,171	12,618
Building operating costs	25,042	24,579	22,961
Information technology services	56,116	42,807	42,537
Contracted license fees	27,601	13,999	2,010
Programs	5,891	3,449	1,847
Clearing services	972
Loss on impairment of long-lived assets		6,244	15,210
Interest	3,975	4,754	6,734
Litigation		10,735	3,000
Equity in loss of OneChicago	1,093	712
Severance and related costs	1,290	4,033	9,875

Operating expenses	265,581	249,952	240,174

INCOME FROM OPERATIONS	115,721	58,321	11,557

INCOME TAXES (CREDIT):
Current	13,399	22,884	19,709
Deferred	8,675	1,126	(14,412)

Total income taxes	22,074	24,010	5,297

INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE AND MINORITY INTEREST	93,647	34,311	6,260

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE—Net of tax			(51)

INCOME BEFORE MINORITY INTEREST	93,647	34,311	6,209

MINORITY INTEREST IN INCOME OF SUBSIDIARY	(62,940)

NET INCOME	$30,707	$34,311	$6,209

See notes to consolidated financial statements.

BOARD OF TRADE OF THE CITY OF CHICAGO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(In thousands)

	Members’ Equity	Accumulated Other Comprehensive Income (Loss)	Total
BALANCE—January 1, 2001	$178,923	$—	$178,923

COMPREHENSIVE INCOME:
Net income	6,209		6,209
Transition adjustment for adoption of new accounting pronouncement		462
Unrealized gains and losses on foreign exchange forward contracts		(499)
Reclass of foreign exchange forward contract gains and losses—net		(48)
Tax effect		34

Total other comprehensive loss		(51)	(51)

Total comprehensive income			6,158

CAPITAL CONTRIBUTIONS	391		391

BALANCE—December 31, 2001	185,523	(51)	185,472

COMPREHENSIVE INCOME:
Net income	34,311		34,311
Unrealized gains and losses on foreign exchange forward contracts		1,649
Reclass of foreign exchange forward contract gains and losses—net		(1,321)
Pension liability not yet recognized as net periodic pension cost		(2,122)
Tax effect		718

Total other comprehensive loss		(1,076)	(1,076)

Total comprehensive income			33,235

CAPITAL CONTRIBUTIONS	329		329

BALANCE—December 31, 2002	220,163	(1,127)	219,036

COMPREHENSIVE INCOME:
Net income	30,707		30,707
Unrealized gains and losses on foreign exchange forward contracts		1,702
Reclass of foreign exchange forward contract gains and losses—net		(1,861)
Pension liability not yet recognized as net periodic pension cost		2,122
Tax effect		(785)

Total other comprehensive income		1,178	1,178

Total comprehensive income			31,885

CAPITAL CONTRIBUTIONS	362		362

BALANCE—December 31, 2003	$251,232	$51	$251,283

See notes to consolidated financial statements.

BOARD OF TRADE OF THE CITY OF CHICAGO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(In thousands)

	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$30,707	$34,311	$6,209
Adjustments to reconcile net income to net cash flows from operating activities:
Cumulative effect of change in accounting principle			51
Depreciation and amortization	32,869	37,438	44,228
Minority interest in income of subsidiary	62,940
Change in allowance for doubtful accounts	683	(11)	1,721
Loss on impairment of long-lived assets		6,244	15,210
(Gain) loss on foreign currency transaction	1,336	(1,452)	(422)
Loss on sale or retirement of fixed assets	85	1,568	1,162
Deferred income taxes (benefit)	8,675	1,126	(14,412)
Equity in loss of OneChicago	1,093	712
Changes in assets and liabilities:
Accounts receivable	(8,239)	(701)	(2,488)
Income tax receivable	(9,775)	(1,013)	128
Prepaid expenses	(8,469)	1,287	51
Other assets	(8,471)	(899)	(850)
Accounts payable	8,691	2,504	(1,018)
Accrued real estate taxes	(561)	167	200
Accrued payroll costs	105	3,024	1,922
Accrued exchange fee rebates	1,783	(1,331)	518
Accrued employee termination	(1,886)	(1,077)	3,456
Due to joint venture		(5,169)	(3,770)
Accrued liabilities	2,236	513	1,255
Funds held for deposit and membership transfers	3,254	(51)	(2,317)
Other current liabilities	(24)	(2,164)	2,165
Other long-term liabilities	(2,565)	3,876	2,151

Net cash flows from operating activities	114,467	78,902	55,150

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(46,062)	(22,675)	(16,358)
Proceeds from sale of property and equipment	58	37	836
Investment in joint ventures	(935)	(1,441)	(293)
Restricted cash	(300)	491	(491)

Net cash flows used in investing activities	(47,239)	(23,588)	(16,306)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of long-term debt	(10,714)	(23,020)	(32,948)
Proceeds from long-term debt			18,675
Capital contributions from members	362	329	391

Net cash flows used in financing activities	(10,352)	(22,691)	(13,882)

NET INCREASE IN CASH AND CASH EQUIVALENTS	56,876	32,623	24,962

CASH AND CASH EQUIVALENTS—Beginning of year	85,790	53,167	28,205

CASH AND CASH EQUIVALENTS—End of year	$142,666	$85,790	$53,167

CASH PAID FOR:
Interest	$7,141	$4,897	$5,968

Income taxes	$23,174	$27,000	$16,414

NON-CASH FINANCING ACTIVITY:
Fixed assets acquired with debt	$23,656	$—	—

See notes to consolidated financial statements.

BOARD OF TRADE OF THE CITY OF CHICAGO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The consolidated financial statements include the accounts of the Board of Trade of the City of Chicago, Inc. and its wholly owned subsidiaries, including Electronic Chicago Board of Trade, Inc. (“eCBOT”) which has a controlling general partner interest in Ceres Trading Limited Partnership (“Ceres”) (collectively, the “CBOT”). CBOT, through Ceres, held a 50% ownership interest in CBOT/Eurex Alliance LLC (“CBOT/Eurex Alliance”) until its liquidation in December 2003. The CBOT also holds an approximate 9% interest in a joint venture called OneChicago, LLC (“OneChicago”). The CBOT accounts for its interests in CBOT/Eurex Alliance and OneChicago under the equity method. These investments are included in other assets on the Consolidated Statements of Financial Condition. All significant intercompany balances and transactions have been eliminated in consolidation.

Business and Proposed Restructuring Transactions—The CBOT operates markets for the trading of commodity and financial futures contracts, as well as options on futures contracts. Products traded on the exchange include financial derivatives, global listed agricultural futures and options contracts (e.g., wheat, corn and soybeans), and global listed financial futures and options contracts (e.g., U.S. Treasury bonds and notes). Products are traded on traditional open outcry auction markets on trading floors where members trade among themselves for their own accounts and for the accounts of their customers. Since 1992, products are also traded electronically. The CBOT also engages in market surveillance and financial supervision activities designed to ensure market integrity and provide financial safeguards for users of the markets. In addition, the CBOT markets and distributes real-time and historical market data generated for trading activity in its markets to users of its products and related cash and derivative markets. The CBOT also owns and operates three office buildings in the city of Chicago.

Over the last several years, the CBOT has conducted an ongoing and extensive evaluation process with respect to the structure of its organization and its competitiveness in the futures industry. As a result of this evaluation process, the CBOT has determined that it should restructure its organization in order to enhance its competitiveness.

The CBOT has developed, and is proposing for approval by its Full Members and Associate Members, a series of transactions designed to restructure the CBOT. These “restructuring transactions” are designed to:

•	“demutualize” the CBOT by creating a stock, for-profit holding company, referred to as “CBOT Holdings,” and distributing shares of common stock of CBOT Holdings to its members, while maintaining the CBOT as a nonstock, for-profit subsidiary of CBOT Holdings, referred to as the “CBOT subsidiary” and

•	modernize the CBOT’s corporate governance structure by, among other things, adopting new mechanisms for initiating and voting on stockholder and member proposals, providing for a modest reduction in the size of its board and modifying the nomination and election process for directors as well as the terms of office and qualifications of directors.

Completion of the restructuring transactions is subject to a number of conditions, including membership approval. The accompanying consolidated financial statements do not reflect the effects of the proposed restructuring transactions.

Use of Estimates—The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the financial statements, such as estimates for bad debts, exchange fee rebates, real estate taxes and assumptions used for the calculation of pension and other postretirement benefit plan costs. Actual amounts could differ from those estimates.

Revenue Recognition—The largest source of the CBOT’s operating revenues is exchange fees, which are assessed on trades made through the CBOT. These fees are recognized as revenue in the same period that the trades are matched and cleared. Exchange fee revenue is a function of three variables: (1) exchange fee rates, determined primarily by contract type, trading mechanism and membership/customer status, (2) trading volume and (3) transaction mix. Rebates on exchange fees arise primarily from the subsequent identification by clearing firms of misclassifications of the membership/customer status that had been reported by the clearing firms in their initial submission to the CBOT. Prior to October 1, 2001, clearing firms could submit requests for rebates relating to trading activity during the previous five years. Subsequent to October 1, 2001, the period for rebates was reduced to one year. The CBOT provides an accrual for exchange fee rebates based on its historical pattern of rebates processed. The following provides a reconciliation of the accrual for exchange fee rebates as of and for the years ended December 31 (in thousands):

	2003	2002	2001
Accrual for exchange fee rebates—beginning of year	$2,568	$3,899	$3,381
Provision	2,846	2,160	1,163
Payments	(1,063)	(3,491)	(645)

Accrual for exchange fee rebates—end of year	$4,351	$2,568	$3,899

The CBOT provides to market data vendors real time and delayed market data regarding the prices of the futures and options on futures contracts traded through the CBOT. Fees for market data, based on the number of subscribers, are remitted to the CBOT by market data vendors. The CBOT recognizes revenue for market data based on quotation services provided to market data vendors at the time services are rendered. Prior to 2003, rebates were available to member firms for one-third of their market data fees. These rebates were accrued in the month that the revenues were recorded and are reflected as a reduction in market data fees. The CBOT discontinued the rebate program effective January 1, 2003.

Revenues from the rental of office space are recognized over the life of the lease term, utilizing the straight-line method.

Service revenues consist primarily of telecommunication charges, badge fees, booth space rentals and membership application and registration fees, and are recognized when the services are provided. Additionally, service revenues in 2003 include one-time charges to customers for establishing connections between them and the CBOT’s new electronic trading platform that went into service in November of 2003.

The CBOT uses an external clearing house to guarantee, clear and settle every contract traded. Clearing fee revenues represent fees charged to customers for the clearing of trades. The CBOT pays a portion of this fee to the external clearing house which is recorded as Clearing services expense. Both Clearing fee revenue and Clearing services expense are recognized in the period the clearing is performed.

Member dues are determined by the Board of Directors of the CBOT based upon various factors including the CBOT’s cash and working capital requirements. Member dues are recognized over the period to which they relate.

Other revenue relates primarily to fines levied on members and members’ firms for rule infractions, as determined by the CBOT’s regulatory committees and board of directors, as well as interest income and changes in cash surrender values of insurance policies.

Cash and Cash Equivalents—For purposes of the Consolidated Statements of Cash Flows, cash and cash equivalents include highly liquid investments with maturities of three months or less from date of purchase.

Cash Held Under Deposit and Membership Transfers—When any membership is sold, the CBOT holds the proceeds of such sale before remitting the amount to the selling member for a specified period of time to allow other members to make claims against the selling member. “Cash held under deposit and membership transfers” consists of funds held by the CBOT from membership sales. Use of these funds is not restricted and the CBOT has an offsetting liability titled “Funds held for deposit and membership transfers.”

Restricted Cash—Restricted cash consists of collateral required for purchase of foreign currency forward contracts.

Accounts Receivable—The CBOT estimates an allowance for doubtful accounts based upon factors surrounding credit risk of specific customers. The following provides a reconciliation of the allowance for doubtful accounts as of, and for the years ended, December 31 (in thousands):

	2003	2002	2001
Allowance for doubtful accounts—beginning of year	$3,897	$3,908	$2,188
Bad debt expense	1,127	29	1,921
Charge-offs	(446)	(40)	(201)
Recoveries	2

Allowance for doubtful accounts—end of year	$4,580	$3,897	$3,908

Property and Equipment—Property and equipment, excluding land, are reported at historical cost, net of accumulated depreciation and amortization. Land is reported at cost. In accordance with SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, computer software and systems include purchased software and systems, external costs specifically identifiable to the implementation of new systems and certain payroll and payroll-related costs for employees who are directly associated with and devote time to developing computer software for internal use. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, as follows:

Buildings	20 to 40 years
Building equipment	10 to 20 years
Furnishings and fixtures	3 to 10 years
Computer software and systems	3 to 5 years

Depreciation and amortization expense related to the above assets was $32.5 million, $35.4 million and $41.7 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Other Assets—Other assets consist of the Dow Jones license fee (see Note 7), deferred rental brokerage and deferred tenant alterations (presented net of accumulated amortization), cash surrender values of executive life insurance policies, equity investments and long-term prepaid assets consisting of interest, license fees and service contracts. Amortization is computed using the straight-line method over the estimated useful lives of the assets, which range from 5 to 10 years. Amortization expense related to these assets was $0.4 million, $2.0 million and $2.5 million for the years ended December 31, 2003, 2002 and 2001, respectively. Accumulated amortization was $20.9 million and $20.5 million at December 31, 2003 and 2002, respectively. The cash surrender values of executive life insurance policies are marked to their fair value. Equity investments are recorded at their initial capital contributions and increased or reduced by the proportionate shares of the entities’ accumulated net income or loss. Long-term prepaid assets are expensed using the straight-line method over the duration that the payment relates.

Income Taxes—The CBOT and its wholly owned subsidiaries file a consolidated federal income tax return. Income taxes are determined using the asset and liability method. Accordingly, deferred tax assets and liabilities are determined based upon the differences between financial statement carrying amounts and the tax bases of existing assets and liabilities, and are measured at the tax rates expected to be in effect when these differences reverse.

Long-lived Assets—Long-lived assets to be held and used by the CBOT are reviewed to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The CBOT bases its evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that would indicate that the carrying amount of the asset may not be recoverable, the CBOT determines whether an impairment has occurred through the use of an undiscounted cash flows analysis of assets at the lowest level for which identifiable cash flows exist. In the event of an impairment, the CBOT recognizes a loss for the difference between the carrying amount and the estimated value of the asset as measured using quoted market prices or, in the absence of quoted market prices, a discounted cash flow analysis.

During the fourth quarter of 2001, formal discussions began and preliminary term sheets were shared regarding licensing a new version of the electronic trading platform. Based on management’s assessment of the probable outcome of these discussions, management concluded that the carrying value of the current electronic trading platform, included in computer software and systems, should be reduced. The carrying value represented the future undiscounted cash flows to be generated from the current electronic trading platform. As a result of management’s evaluation, a $15.2 million pretax charge was recorded in the fourth quarter of 2001 to adjust the carrying value of the current electronic trading platform to its estimated realizable value. The remaining carrying value of $12.5 million was to be completely amortized through June 2002, at which time a licensing agreement was projected to be in place. The new licensing arrangement actually became effective in April of 2002. Accordingly, three months of amortization was recorded through March 31, 2002, after which a $6.2 million pretax charge was recorded to reduce the remaining book value to zero.

Equity Method Investments—Equity method investments represent investments in which the CBOT has a 20-50% interest or is able to exercise significant influence. These investments are carried at the initial capital contributions increased or reduced by the proportionate shares of the entities’ accumulated net income or loss. Equity method investments are reviewed to determine whether any events or changes in circumstances indicate that the investment may be other than temporarily impaired. The CBOT bases its evaluation on its ability to recover the carrying amount of the investment or inability of the investee to sustain an earnings capacity that would justify the carrying amount of the investment. In the event of an impairment, the CBOT would recognize a loss for the difference between the carrying amount and the estimated fair value of the equity method investment.

In January 2003, the members of CBOT/Eurex Alliance agreed to liquidate the Alliance by year-end 2003 and in December 2003 the liquidation was completed. No impairment adjustment was required as the carrying value of the investment was fully recovered upon liquidation.

Comprehensive Income—Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) refers to revenues, expenses, gains and losses that are not included in net income, but rather are recorded directly in members’ equity. Accumulated other comprehensive income (loss) at December 31 consisted of the following (in thousands):

	2003	2002
Unrealized gains on foreign exchange forward contracts	$84	$243
Pension liability not recognized as net periodic pension cost		(2,122)
Less tax effect	(33)	752

Total	$51	$(1,127)

Derivative Instruments Held For Purposes Other Than Trading—The CBOT enters into derivative contracts as a means of reducing the CBOT’s foreign exchange exposure. The CBOT’s derivative program is monitored by senior management. The CBOT’s risk of loss is typically limited to the fair value of its derivative instruments and not to the notional or contractual amounts of those derivatives. Risks arise from changes in the fair value of the underlying instruments and, with respect to over-the-counter transactions, from the possible inability of counterparties to meet the terms of the contracts. The CBOT has strict policies regarding the financial stability and credit standing of its major counterparties. The CBOT attempts to limit its credit risk by dealing with creditworthy counterparties.

At the inception of these contracts, the contracts are evaluated in order to determine whether they may qualify for hedge accounting treatment. Hedge criteria include demonstrating the manner in which the hedge will reduce risk; identifying the specific asset, liability or firm commitment being hedged; and citing the time horizon being hedged. Regular evaluations are performed to ensure that continuing correlation exists between the hedge and the item being hedged.

On January 1, 2001, the CBOT adopted Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted. SFAS No. 133 requires recognition of all derivative instruments in the Consolidated Statements of Financial Condition as either assets or liabilities and the measurement of those instruments at fair value. SFAS No. 133 also requires changes in the fair value of the derivative instruments to be recorded each period in current earnings or other comprehensive income depending on the hedge designation and whether the hedge is highly effective. If the derivative is designated as a fair-value hedge, the changes in the fair value of the derivative and the hedged item are recognized in earnings. If the derivative is designated as a cash-flow hedge, changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the Consolidated Statements of Income when the hedged item affects earnings. For a derivative that does not qualify, or is not designated, as a hedge, changes in fair value are recognized in earnings.

On January 1, 2001, the CBOT recorded in the Consolidated Statements of Income an $87,000 pretax loss ($51,000 loss, after tax) as the cumulative effect of the change in the foregoing accounting principle. The loss related to derivatives that were either not designated as hedges or derivatives that had been used as fair-value type hedges prior to adoption of SFAS No. 133. In addition, the CBOT recorded a $462,000 pretax gain in other comprehensive income, reflecting the cumulative effect of the foregoing change in accounting principle, relating to derivatives that had been used as cash-flow type hedges prior to adoption of SFAS No. 133.

The CBOT formally measures effectiveness of its hedging relationships both at the hedge inception and on an ongoing basis in accordance with its risk management policy. The CBOT will discontinue hedge accounting prospectively if it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item; when the derivative expires or terminates; when the derivative is de-designated as a hedge instrument, because it is probable that the forecasted transaction will not occur; or management determines that designation of the derivative as a hedge instrument is no longer appropriate.

Recent Accounting Pronouncements—In August 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supercedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions of APB No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for disposal of a segment of a business. The adoption of SFAS No. 144, in January 2002, did not have an impact on the CBOT’s financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN 45 are effective for financial statements that end after December 15, 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The adoption of FIN 45 did not have an impact on the CBOT’s consolidated financial statements for the year ended December 31, 2003.

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations, which addresses the financial accounting and reporting for obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset. This statement amends SFAS No. 19, Financial Accounting and Reporting by Oil and Gas Companies. The adoption of SFAS No. 143 did not have an impact on the CBOT’s financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses financial accounting and reporting for costs associated with exit or disposal activities. SFAS No. 146 nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring). The adoption of SFAS No. 146 did not have an impact on the CBOT’s financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, which amends SFAS No. 123, Accounting for Stock-Based Compensation. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. (Under the fair value based method, compensation cost for stock options is measured when options are issued.) In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent and more frequent disclosures in financial statements of the effects of stock-based compensation. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The adoption of SFAS No. 148 did not have an impact on the CBOT’s financial position or results of operations.

In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 will require the consolidation of a variable interest entity whereby an enterprise will absorb a majority of the entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both. This interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. The adoption of FIN 46 did not have an impact on the CBOT’s financial position or results of operations.

In December 2003, the FASB issued FIN 46R, Consolidation of Variable Interest Entities, an interpretation of ARB 51 (as revised December 2003). The primary objectives of FIN 46R are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (Variable Interest Entities) and how to determine when and which business enterprise should consolidate the Variable Interest Entity (the Primary Beneficiary). The disclosure requirements of FIN 46R are required in all financial statements issued after March 15, 2004, if certain conditions are met. The CBOT does not have any variable interest entities and therefore, FIN 46R will not impact its financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003 and establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The adoption of SFAS No. 150 did not have an impact on the CBOT’s financial position or results of operations.

Prior Year Reclassifications—Certain reclassifications have been made of prior year amounts to conform to current year presentations.

2.	MINORITY INTERESTS IN SUBSIDIARIES

Ceres was formed by the CBOT for the purpose of engaging in electronic trading activities related to financial and futures markets. The CBOT, through eCBOT, as general partner, holds a 10% interest in Ceres. Members of the CBOT are limited partners of Ceres. Under the terms of the Ceres partnership agreement, income and losses are allocated to the general partner and limited partners based on their partnership interests. Losses in excess of limited partner capital accounts are allocated to eCBOT, as general partner. The limited partners do not have rights that allow them to participate in the management of Ceres or rights that limit the CBOT’s ability to control the operations of Ceres. Accordingly, the CBOT controls Ceres and Ceres is accounted for as a consolidated subsidiary of the CBOT. On November 18, 2003, the Board of Directors of eCBOT, on behalf of eCBOT as general partner of Ceres, agreed to liquidate Ceres when the electronic trading system contractual arrangements with Deutsche Börse AG, the Swiss Stock Exchange and certain of their affiliates (collectively, the Eurex Group) terminated, which occurred on December 31, 2003.

The CBOT ceased conducting the electronic trading business through Ceres as of December 31, 2003. Ceres will be subsequently liquidated and its assets distributed to its partners in accordance with the terms of the Ceres limited partnership agreement, and the CBOT will thereafter conduct their electronic trading business through eCBOT. As a result of the liquidation of Ceres, the holders of memberships in the CBOT subsidiary will no longer participate in the electronic trading business of the CBOT as limited partners of Ceres, but rather as members of the CBOT. The carrying value of the minority interest at December 31, 2002 was zero as the losses of Ceres that were allocated to the minority partners exceeded the capital of such partners. During 2003 the earnings of Ceres exceeded the accumulated losses through December 31, 2002 and at December 31, 2003, the carrying value of the minority interest in Ceres was $62.9 million. (See Note 16 for further discussion of the Ceres liquidation.)

3.	DEBT

Long-term debt at December 31 consisted of the following (in thousands):

	2003	2002
Private placement senior notes, due in annual installments through 2007, at an annual interest rate of 6.81%	$42,857	$53,571
LIFFE financing agreement	26,853

	69,710	53,571
Less current portion	19,665	10,714

Total	$50,045	$42,857

On January 15, 2002, the CBOT entered an agreement with LaSalle Bank National Association to provide the CBOT with a $20.0 million revolving credit facility (the “Revolver”). Interest related to the Revolver is payable monthly at the lower of LIBOR plus 2.75% or the bank’s prime rate. The Revolver contains certain covenants, which, among other things, require the CBOT to maintain certain equity levels and financial ratios, as well as restrict the CBOT’s ability to incur additional indebtedness, except in certain specified instances. The Revolver had a maturity date of one year from the closing date. On January 15, 2003, the Revolver was amended to extend the maturity date to January 13, 2004 and to change the interest rate to the lower of LIBOR plus 2.25% or the bank’s prime rate. No principal has been borrowed nor is outstanding on the Revolver.

In May of 2003, the CBOT signed a financing agreement with LIFFE Administration and Management (“LIFFE”) which allowed the CBOT to finance the costs under a development services agreement signed with LIFFE in March of 2003 (see Note 14). Under the terms of the financing agreement, the CBOT financed 15.1 million pounds sterling ($26.9 million at December 31, 2003) related to the development services agreement. Amounts financed are due in equal annual installments over three years, beginning in July of 2004. Interest was prepaid at the time of the borrowing at an effective rate of approximately 5.6%. Prepaid interest related to the financing agreement of $2.7 million is being amortized to interest expense over three years using an effective interest rate method.

The aggregate amounts of required principal repayments on the CBOT’s long-term debt as of December 31, 2003 are as follows (in thousands):

2004	$19,665
2005	19,665
2006	19,665
2007	10,715

Total	$69,710

4.	INCOME TAXES

The components of income tax expense for 2003 and 2002 are as follows (in thousands):

	2003	2002
Current:
Federal	$9,642	$19,058
State	3,757	3,826

Total current	13,399	22,884

Deferred:
Federal	8,566	919
State	109	207

Total deferred	8,675	1,126

Total	$22,074	$24,010

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. These temporary differences result in taxable or deductible amounts in future years. Differences between financial reporting and tax bases arise most frequently from differences in the timing of expense recognition.

Significant components of the CBOT’s deferred tax assets (liabilities) as of December 31, 2003 and 2002 are as follows (in thousands):

	2003	2002
Allowance for bad debts	$1,937	$1,649
Exchange fee rebate accrual	1,007	1,066
Other	(139)	(4)

Net current asset	$2,805	$2,711

Depreciation	$(23,660)	$(18,289)
Capitalized interest	(2,426)	(2,120)
Dow Jones license amortization	2,374	2,657
Employee and retiree benefit plans	777	3,952
Ceres partnership	202	388
Other	2,503	2,729

Net long-term liability	$(20,230)	$(10,683)

The CBOT has not established a valuation allowance at December 31, 2003 and 2002 as management believes that all deferred tax assets are fully realizable.

A reconciliation of the statutory federal income tax rate to the effective income tax rate is as follows:

	2003	2002	2001
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income tax rate—net of federal income tax effect	4.8	4.5	3.9
Non-deductible corporate restructuring costs	2.0	2.0	4.8
Other non-deductible expenses	0.6	0.2	2.5
Other—net	(0.6)	(0.5)	(0.4)

Effective income tax rate	41.8%	41.2%	45.8%

Minority interest has no tax effect since Ceres is a pass-through entity for tax purposes.

In the normal course of business, the CBOT’s tax returns are subjected to examination by various taxing jurisdictions. The CBOT’s returns for 1997 through 1999 were recently under examination and are currently pending a final settlement. The CBOT believes that the outcomes of these examinations will not have a material adverse affect on the CBOT’s financial position, results of operations or cash flows.

5.	MEMBERSHIP

At December 31, 2003 and 2002, the membership of the CBOT consisted of the following classes and numbers of members:

	2003	2002
Full memberships	1,402	1,402
Associate memberships	800	793
Government Instruments Market membership interests (“GIM”)	134	148
Commodity Options Market membership interests (“COM”)	643	643
Index, Debt and Energy Market membership interests (“IDEM”)	641	641

The principal differences between the memberships relate to voting and trading rights, and member preferences in liquidation rights in dissolution. No mechanism currently exists in the CBOT’s certificate of incorporation or bylaws for allocating ownership among CBOT’s members.

6.	BENEFIT PLANS

Substantially all employees of the CBOT are covered by a noncontributory, defined benefit pension plan. The benefits of this plan are based primarily on the years of service and the employees’ average compensation levels. The CBOT’s funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. The plan assets are primarily invested in marketable debt and equity securities. The measurement date of plan assets and obligations is December 31.

The following provides a reconciliation of pension benefit obligation, plan assets, funded status and net periodic benefit expense of the plan as of, and for the years ended, December 31 (in thousands):

	2003	2002
Change in benefit obligation:
Benefit obligation—beginning of year	$25,297	$28,064
Service cost	1,539	1,312
Interest cost	1,761	1,669
Plan changes		40
Actuarial loss	3,265	3,376
Benefits paid	(1,700)	(9,164)

Benefit obligation—end of year	$30,162	$25,297

Change in plan assets:
Fair value of plan assets—beginning of year	$12,797	$17,948
Actual return on plan assets	2,682	(1,192)
Company contributions	8,000	5,205
Benefits paid	(1,700)	(9,164)

Fair value of plan assets—end of year	$21,779	$12,797

Accumulated benefit obligation	$(21,120)	$(16,595)
Effect of salary projection	(9,042)	(8,702)

Projected benefit obligation	(30,162)	(25,297)
Fair value of plan assets	21,779	12,797

Funded status	(8,383)	(12,500)
Unrecognized cost:
Actuarial and investment net losses	11,797	10,824
Prior service cost	32	37

Net amount recognized	$3,446	$(1,639)

Amounts recognized in the Consolidated Statements of Financial Condition consist of:

Prepaid benefit cost	$3,446	$—
Accrued benefit liability		(3,798)
Intangible asset		37
Accumulated other comprehensive income		2,122

Net amount recognized	$3,446	$(1,639)

The components of net periodic benefit cost are as follows:

	2003	2002	2001
Service cost	$1,539	$1,312	$1,519
Interest cost	1,761	1,669	1,872
Expected return on plan assets	(1,062)	(1,145)	(1,696)
Net amortization:
Transition asset			(204)
Unrecognized prior service cost	5	8	5
Unrecognized net loss	671	269	248

Net periodic benefit cost	2,914	2,113	1,744
Special termination benefits and settlements (Note 9)			4,226

Net periodic benefit cost after special termination benefits and settlements	$2,914	$2,113	$5,970

During 2001, the CBOT recorded special termination benefits of $3,170 for pension benefits and loss on settlements of $1,056. These benefits were primarily the result of 31 employees taking advantage of an early retirement program offered by the CBOT in 2001.

Employer contributions for the fiscal year ending December 31, 2004 are expected to total $6.0 million.

On December 8, 2003, the Medicare Act (the “Act”) was signed into law. The Act introduced a prescription drug benefit under Medicare (Medicare Part D), as well as federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. In January 2004, the FASB issued FSP No. 106-1, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003. This FSP provides companies with initial guidance on recognizing the effects of the prescription drug provisions of the Act. As allowed by the FSP, the CBOT elected to defer recognition until further guidance is issued by the FASB. As such, any measurement of the accumulated postretirement benefit obligations or net periodic postretirement benefit cost in the 2003 financial statements and accompanying footnotes do not reflect the effect of the Act. Upon issuance of further guidance, the CBOT may be required to change previously reported information.

In December 2003, the FASB issued SFAS No. 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits. This revised standard applies to public entities’ U.S. plans for fiscal years ending after December 15, 2003, except for the disclosure of expected future benefit payments, which becomes effective for the fiscal years ending after June 15, 2004. Disclosure requirements pertaining to public entities’ non-U.S. plans generally become effective for fiscal years ending after June 15, 2004.

The allocation of plan assets at December 31, 2003 and 2002, by asset category are as follows:

	2003	2002
Actual:
Equity securities	66%	58%
Debt securities	32	42
Other	2

Total	100%	100%

Target:
Equity securities	65%	65%
Debt securities	35	35
Other

Total	100%	100%

The investment objectives for the CBOT pension plan, established in conjunction with a comprehensive review of the current projected financial requirements of the plan and its funded status, are defined in the Investment Policy Statement. The objectives stated therein are as follows:

•	The primary objective of the plan is to preserve capital in real terms while maintaining the highest probability of ensuring future benefit payments to plan participants.

•	The secondary objective is to maximize returns within reasonable and acceptable levels of risk.

•	The desired investment objective is a long-term rate of return on assets greater than the rate of inflation as measured by the Consumer Price Index, based upon a five-year investment horizon.

•	The investments of the plan are diversified with the intent to minimize the risk of large investment losses.

•	The policy is based on the expectation that the volatility of a well-diversified portfolio is similar to that of the markets. Consequently, the volatility of the total portfolio, in aggregate, should be reasonably close to the volatility of a weighted composite of market indices.

The primary focus in developing an asset allocation range for the plan is the assessment of the plan’s investment objectives and the acceptable level of risk associated with achieving these objectives. To achieve these goals, the minimum and maximum allocation range for fixed and equity securities are as follows:

	Minimum	Maximum
Fixed	30%	100%
Equity	0	70
Cash equivalents	0	10

The assumptions used in the measurement of pension benefit obligation and net periodic benefit cost are as follows:

	2003	2002
Pension benefit obligation:
Discount rate	6.00%	6.50%
Rate of compensation increase	4.5	4.25

Net periodic benefit cost:
Discount rate	6.50%	7.25%
Expected return on plan assets	8.50	9.00
Rate of compensation increase	4.25	5.00

In selecting the expected long-term rate of return on assets, the CBOT considered the average rate of earnings expected on the classes of funds invested or to be invested to provide for the benefits of the plan. This included considering the targeted asset allocation of the trust for the year and the expected returns likely to be earned over the next 20 years. Long-term historical returns of each asset class are considered during the development of the assumptions used for the expected return rate of each class.

The CBOT has a retiree benefit plan which covers all eligible employees, as defined. Employees retiring from CBOT on or after age 55, who have at least ten years of service, or after age 65 with five years of service, are entitled to postretirement medical and life insurance benefits. The CBOT funds benefit cost on a pay as up go basis. The measurement date of plan obligations is December 31.

The following provides a reconciliation of postretirement obligation, plan assets, funded status and net periodic benefit cost of the plan as of, and for the years ended, December 31 (in thousands):

	2003	2002
Change in benefit obligation:
Benefit obligation—beginning of year	$7,676	$4,823
Service cost	310	229
Interest cost	544	489
Actuarial loss	1,174	2,556
Benefits paid	(482)	(421)

Benefit obligation—end of year	$9,222	$7,676

Change in plan assets:
Fair value of plan assets—beginning of year	$—	$—
Company contributions	482	421
Benefits paid	(482)	(421)

Fair value of plan assets—end of year	$—	$—

Funded status:
Funded status of the plan at December 31	$(9,222)	$(7,676)
Unrecognized net loss	2,593	1,518
Unrecognized transition obligation	1,111	1,241

Accrued benefit cost (included in other long-term liabilities)	$(5,518)	$(4,917)

The components of net periodic benefit cost are as follows:

	2003	2002	2001
Service cost	$310	$229	$207
Interest cost	544	489	312
Net amortization:
Transition liability	130	130	130
Unrecognized net (gain) or loss	98	16	(51)

Net periodic benefit cost	1,082	864	598
Special termination benefits and curtailment (Note 9)			398

Net periodic benefit cost after special termination benefits and curtailment	$1,082	$864	$996

During 2001, the CBOT recorded special termination benefits and curtailment losses of $341 and $57, respectively, for postretirement obligations.

The assumptions used in the measurement of the postretirement obligation and the net periodic benefit cost are as follows:

	2003	2002
Postretirement obligation:
Discount rate	6.00%	6.50%
Rate of compensation increase	4.50	4.25
Net periodic benefit cost:
Discount rate	6.50%	7.25%
Rate of compensation increase	4.25	5.00

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 11% in 2003 and 2002 (decreasing by 1% per year until a long-term rate of 5% is reached). If the health care cost trend rate assumptions were increased by 1% for each year, the accumulated postretirement benefit obligation as of December 31, 2003 would be increased by 9%. The effect of this change on the sum of the service costs and interest cost would be an increase of 14%. If the health care cost trend rate assumptions were decreased by 1% for each year, the accumulated postretirement benefit obligation as of December 31, 2003 would be decreased by 7%. The effect of this change on the sum of the service costs and interest cost would be a decrease of 6%.

The CBOT also maintains a qualified savings plan pursuant to Section 401(k) of the Internal Revenue Code. The plan is a defined contribution plan offered to eligible employees of the CBOT, who meet certain length of service requirements and elect to participate in the plan. The CBOT makes matching contributions to eligible employees based on a formula specified by the plan. The cost of these matching contributions amounted to approximately $1,343,000, $1,185,000 and $1,363,000 for the years ended December 31, 2003, 2002 and 2001, respectively. The CBOT also sponsors a nonqualified supplemental pension plan for former officers of the CBOT who elected to participate in the plan. The liability for this nonqualified plan is funded by life insurance policies on the lives of the participating employees. The CBOT has established a trust for the purpose of administering the nonqualified plan. The CBOT also has a health plan which provides benefits (hospital, surgical, major medical and short-term disability) for full-time salaried employees of the CBOT. The plan is funded by the CBOT as claims are paid. Employees may contribute specified amounts to extend coverage to eligible dependents. At December 31, 2003, the CBOT had an accrual for unprocessed health plan expenses of $150,000.

7.	COMMITMENTS

Certain office space, data processing and office equipment are leased, generally on a month-to-month basis. Certain of these leases contain escalation clauses. Rental expense for the years ended December 31, 2003, 2002 and 2001 was $6,360,000, $2,919,000 and $1,956,000, respectively. The future minimum rental payments under non-cancelable leases in excess of one year that were in effect as of December 31, 2003 for the next five years are as follows (in thousands):

2004	$4,547
2005	3,968
2006	810
2007	2
2008	2

Building revenues relate primarily to the leasing of office and commercial space, generally for periods ranging from one to five years. Future minimum rentals under non-cancelable leases in effect as of December 31, 2003 are as follows (in thousands):

2004	$17,081
2005	11,544
2006	9,105
2007	5,927
2008	3,468

In December 2001, the CBOT renewed an agreement to license certain index and trademark rights, including the Dow Jones Industrial Average, the Dow Jones Transportation Average, the Dow Jones Utilities Average and the Dow Jones Global Indices. The license is a non-transferable and exclusive worldwide license to use these indices as the basis for standardized exchange-traded futures contracts and options on futures contracts. The agreement, which expires December 31, 2007 unless terminated by either party, requires the CBOT to pay Dow Jones annual royalties, based upon the trading volumes, with a minimum annual royalty requirement of $2.0 million. These annual royalty charges are recorded as contracted license fees expense in the year to which the payment relates.

In October 2001, the CBOT became a minority interest holder in the venture OneChicago with the Chicago Board Options Exchange and the Chicago Mercantile Exchange. OneChicago is a for-profit company whose business is to facilitate the electronic trading of single-stock futures. Pursuant to the joint venture agreement, the CBOT was obligated to make capital contributions of approximately $1.0 million, which was satisfied in February 2002. While not obligated to make further capital contributions to OneChicago, the CBOT may elect to participate in additional capital requests to maintain its relative ownership in OneChicago. The CBOT has made such voluntary contributions totaling approximately $1.7 million.

In December 2003, the CBOT agreed to become a partner in a joint venture to develop leveraged supply contracts based on agricultural commodities. The CBOT will hold a 30% interest in the joint venture and has agreed to make a capital contribution of $300,000.

8.	FOREIGN CURRENCY FORWARD CONTRACTS

At December 31, 2003 and 2002, the CBOT had foreign exchange forward contracts with a financial institution to hedge its risk of foreign currency fluctuations related to certain liabilities and commitments in euros with the Eurex Group and in pounds sterling with LIFFE.

Foreign exchange forward contracts denominated in euros and identified to liabilities and commitments as cash flow-type hedges had notional amounts approximating $3.4 million (3.1 million euros) at December 31, 2003 and $16.0 million (15.8 million euros) at December 31, 2002. Foreign exchange forward contracts denominated in pounds sterling and identified to liabilities and commitments as cash flow-type hedges had notional amounts approximating $7.7 million (4.4 million pounds sterling) at December 31, 2003. A gain before income taxes of approximately $0.1 million and $0.2 million on these contracts was recorded as other comprehensive income at December 31, 2003 and 2002, respectively. This is expected to be reclassified into general and administrative expenses as the commitments are recorded and as the foreign exchange forward contracts mature, which is expected to occur by April 1, 2004.

9.	SEVERANCE AND RELATED COSTS

The severance and related costs incurred during 2003 of $1.3 million are related to ongoing staff reductions.

The severance and related costs incurred during 2002 of $4.0 million are primarily the result of the general release and separation agreement with the CBOT’s former president and chief executive officer, entered into in November 2002, in which the CBOT terminated an employment agreement and agreed to make payments through 2004 of approximately $3.4 million. Other severance and related costs incurred during 2002 of $0.6 million related to ongoing staff reductions.

The severance and related costs incurred during 2001 of $9.9 million consisted of $4.0 million of severance costs, $1.4 million of early retirement-related costs, $4.2 million of pension plan special termination benefits and settlement (see Note 6) and $0.4 million of retiree benefit plan special termination benefits and curtailment (see Note 6) for 84 employees who accepted early retirement or severance packages throughout the organization as a result of the proposed restructuring strategy.

The following table summarizes severance and related costs, the amounts paid and the accrual balances, exclusive of special termination benefits, curtailment and settlement expenses, summarized in Note 6, for the years ended December 31 (in thousands):

	2003	2002	2001
Accrued employee termination liability—beginning of year	$6,136	$7,743	$6,120
Employee termination costs	1,324	4,033	5,410
Cash payments	(4,885)	(5,640)	(3,787)

Accrued employee termination liability—end of year	$2,575	$6,136	$7,743

Amounts recognized in the Consolidated Statements of Financial Condition consist of:

	2003	2002	2001
Accrued employee termination (current liability)	$2,575	$4,461	$5,538
Other liabilities (long-term liability)		1,675	2,205

Total accrued employee termination liability	$2,575	$6,136	$7,743

10.	LITIGATION

The CBOT has been named as a defendant in various lawsuits. Additionally, a customer’s Chapter 11 Plan Administrator issued a demand letter to the CBOT for the return of alleged preferential payments of $2.3 million. This matter was resolved in February of 2004 and the CBOT is to pay $70,000 related to the alleged preferential payments.

On August 27, 2002, the CBOT announced an agreement to settle a patent rights lawsuit. In accordance with the settlement agreement, the CBOT is to pay $15.0 million over a five-year period, which consisted of an initial payment of $5.0 million made in September of 2002, with five subsequent annual payments of $2.0 million. The effect of the settlement agreement was recorded in the third quarter of 2002 and, net of amounts previously accrued, was approximately $10.7 million of expense ($6.3 million after tax). This amount is net of a discount of $1.3 million arising from the determination of the present value of the foregoing annual payments using a 4.7% discount rate.

In October of 2002, the CBOT obtained a favorable ruling on litigation that had alleged soybean antitrust violations. The plaintiff class of soybean farmers sought treble damages under Section 4 of the Clayton Act on the order of $50 million. In February of 2004, the U.S. Court of Appeals for the Northern District of Illinois affirmed the judgment of the trial court in favor of the CBOT.

In October of 2003, a lawsuit was filed by Eurex U.S. against the CBOT and the Chicago Mercantile Exchange alleging antitrust violations. A coordinated motion to dismiss this suit has been filed and is pending.

CBOT management believes that the ultimate outcome of these proceedings, individually and in the aggregate, will not have a material adverse effect on the CBOT’s financial position, results of operations or cash flows.

11.	DEPOSITS OF U.S. TREASURY SECURITIES

The rules and regulations of the CBOT require certain minimum financial requirements for delivery of physical commodities, maintenance of capital requirements and deposits on pending arbitration matters. To satisfy these requirements, member firms have deposited U.S. Treasury securities with the CBOT. These deposits are not considered assets of the CBOT, nor does any interest earned on these deposits accrue to the CBOT; accordingly, they are not reflected in the accompanying financial statements. The aggregate market value of these securities on deposit was $16.3 million and $11.5 million as of December 31, 2003 and 2002, respectively.

12.	OPERATING SEGMENTS

Management has identified two reportable operating segments: exchange trading and real estate operations. The exchange trading segment primarily consists of revenue and expenses from both traditional open outcry trading activities and electronic trading platform activities, as well as from the sale of related market data to vendors. The real estate operations segment consists of revenue and expenses from renting and managing the real estate owned by the CBOT. The CBOT allocates certain business activity to each operating segment based on trading volume and other factors.

During 2003, the CBOT adjusted its allocation methodology to better measure the performance of its operating segments. The segment information that follows has been restated to reflect this change. The CBOT evaluates segment performance based on revenues and income from operations. Intercompany transactions between segments have been eliminated. The accounting principles used for segment reporting are the same as those used for consolidated financial reporting. A summary by operating segment follows (in thousands):

	Year Ended December 31, 2003
	Exchange Trading	Real Estate Operations	Eliminations	Totals
Revenues:
Exchange fees	$285,815	$—	$—	$285,815
Market data	55,850			55,850
Building		20,061		20,061
CBOT space rent		25,539	(25,539)
Services	16,059			16,059
Clearing fees	1,158			1,158
Other	2,359			2,359

Total revenues	$361,241	$45,600	$(25,539)	$381,302

Depreciation and amortization	$18,773	$14,096	$—	$32,869

Income (loss) from operations	$117,538	$(1,817)	$—	$115,721

Total assets	$283,311	$200,670	$—	$483,981

Capital expenditures	$42,459	$3,603	$—	$46,062

	Year Ended December 31, 2002
	Exchange Trading	Real Estate Operations	Eliminations	Totals
Revenues:
Exchange fees	$204,963	$—	$—	$204,963
Market data	58,258			58,258
Building		25,239		25,239
CBOT space rent		17,177	(17,177)
Services	16,554			16,554
Other	3,259			3,259

Total revenues	$283,034	$42,416	$(17,177)	$308,273

Depreciation and amortization	$22,934	$14,504	$—	$37,438

Income (loss) from operations	$67,494	$(9,173)	$—	$58,321

Total assets	$148,705	$205,492	$—	$354,197

Capital expenditures	$20,563	$2,112	$—	$22,675

	Year Ended December 31, 2001
	Exchange Trading	Real Estate Operations	Eliminations	Totals
Revenues:
Exchange fees	$134,968	$—	$—	$134,968
Market data	66,509			66,509
Building		24,828		24,828
CBOT space rent		17,802	(17,802)
Services	14,262			14,262
Dues	9,027			9,027
Other	2,137			2,137

Total revenues	$226,903	$42,630	$(17,802)	$251,731

Depreciation and amortization	$29,170	$15,058	$—	$44,228

Income (loss) from operations	$19,128	$(7,571)	$—	$11,557

Total assets	$128,682	$213,209	$—	$341,891

Capital expenditures	$11,995	$4,363	$—	$16,358

13.	FAIR VALUE OF FINANCIAL INSTRUMENTS

Cash equivalents, accounts receivable and other current assets are carried at amounts which approximate fair value due to their short-term nature. Similarly, liabilities including accounts payable and accrued liabilities, the current portion of long-term debt, funds held for deposit and membership transfers and other liabilities are carried at amounts approximating fair value. Based on a comparison of the terms of the CBOT’s existing long-term debt and the terms currently available for similar borrowings, management estimates the fair value of the long-term debt approximates the carrying value.

14.	LIFFE AGREEMENT

In January of 2003, the CBOT board of directors selected LIFFE Administration and Management (“LIFFE”) to become the supplier of the CBOT’s electronic trading system upon the expiration of current arrangements with the Eurex Group. On January 10, 2003, the CBOT entered into a software license agreement with LIFFE for use of the LIFFE CONNECT® software system. The initial term of the license is five years from the date the system became available for use in a real-time live trading environment, which occurred on November 24, 2003. The license fee for the entire initial term was prepaid in the amount of 5.0 million pounds sterling ($8.2 million). The license fee is being amortized over the life of the license.

In March of 2003, the CBOT signed a development services agreement with LIFFE with respect to the implementation of the LIFFE CONNECT® software system. Under the terms of the agreement, LIFFE provided the equipment, software modifications and testing necessary to provide the required functionality of the CBOT’s electronic trading system. The costs of the agreement are accounted for under the provisions of SOP 98-1, Accounting for Costs of Computer Software Developed or Obtained for Internal Use.

In May of 2003, the CBOT signed a managed services agreement with LIFFE pursuant to which LIFFE will provide the CBOT services related to the operation and support of the LIFFE CONNECT® software system. The agreement began on November 24, 2003. The agreement replaced a similar agreement with the Eurex Group that provided the CBOT with operating services for the a/c/e software system. The costs of the agreement will be expensed as incurred.

In May of 2003, the CBOT signed a finance agreement with LIFFE which allowed the CBOT to finance the costs under the development services agreement signed in March of 2003. Under the terms of the finance agreement, the CBOT financed 15.1 million pounds sterling ($24.2 million) related to the development services agreement. Amounts financed are due in equal annual installments over three years. Interest was prepaid at the time of the borrowing at an effective rate of approximately 5.6%.

In August of 2003, the CBOT signed a relocation services agreement with LIFFE to establish a local data center for the LIFFE CONNECT® software system, to modify the architecture on the software system to include the local data center and to relocate components of the software system to the local data center.

15. CME AGREEMENT

In April of 2003, the CBOT signed a Clearing Services Agreement (the “Agreement”) with the Chicago Mercantile Exchange (“CME”) in which the CME began providing clearing and related services for some CBOT products on November 24, 2003 and in which they will provide such services on all CBOT products beginning on January 2, 2004. The implementation of the Agreement coincides with the replacement of the a/c/e electronic trading platform with the LIFFE CONNECT electronic trading platform. The initial term of the Agreement is four years, with optional three year renewals.

Under the terms of the Agreement, the CBOT was responsible for reimbursing the CME for initial development costs of $2.0 million. The CBOT is also responsible for costs associated with the establishment and maintenance of all telecommunications equipment and services required under the Agreement. As part of the Agreement, the CBOT will collect a clearing fee on each side of a trade made on a CBOT platform. A portion of this fee will be payable to the CME for their clearing services provided. This fee varies based on transaction volume and is guaranteed to the CME to be at least $4.5 million per quarter. Finally, the CBOT is liable to the CME in the case of a default on the Agreement in the amount of $8.0 million to $30.0 million, depending on the circumstances of default.

16.	SUBSEQUENT EVENTS

In January of 2004, $60.3 million was paid to the minority partners of Ceres representing a substantial portion of the cash payment requirements under the liquidation (see Note 2). Approximately $2.6 million of the minority partners’ interest was retained for potential future liabilities of Ceres.

In January of 2004, the CBOT signed a Memorandum of Understanding (the “MOU”) to settle a lawsuit between various members of the CBOT over the proposed allocation of equity in a contemplated restructuring of the CBOT. Under the terms of the MOU, the CBOT is obligated to pay $3.5 million in attorney fees and expenses upon a final judgment order. In addition, upon an affirmative vote by the CBOT’s members in favor of the contemplated restructuring, the CBOT shall pay an additional $4.0 million in attorney fees, provided that such a vote occurs within 5 years from the final judgment order and that the restructuring is completed within 3 years from the date of the first vote by the CBOT’s members regarding the restructuring.

In February 2004, the Revolver was amended to extend the maturity date to January 12, 2005 and to increase the CBOT’s ability to issue letters of credit (see Note 3).

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DPC DOCUMENT PROFILE

Name of client	BOARD OF TRADE OF THE CITY OF CHICAGO, INC. AND SUBSIDIARIES DOC No. 9628

Name of reporting entity (if other than client)

Service authorization no. (incl. div.)	BOA-0350

Description of report document (client presentation and our related report thereon), including date and periods covered by report

Consolidated Financial Statements for the Years Ended December 31,2003 and 2002 and Independent auditors’ report